One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

July 26, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InPoint Commercial Real Estate Income, Inc.

Form 10-12G

Filed May 2, 2017

File No. 000-55782

Dear Ms. Gowetski:

This letter sets forth the response of our client, InPoint Commercial Real Estate Income, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in its letter dated June 23, 2017 regarding the Company’s Registration Statement on Form 10 filed with the Commission via EDGAR on May 2, 2017, as amended by Amendment No. 1 filed with the Commission via EDGAR on June 12, 2017 (the “Form 10”).

In connection with the submission of this correspondence, the Company has filed Amendment No. 2 to the Form 10 (the “Amendment”) with the Commission via EDGAR. A blacklined version of Amendment No. 2, which is marked to show changes from the Form 10, is enclosed herewith. For convenience of reference, this response letter includes the comments issued by the Commission in its letter dated June 12, 2017, followed by the Company’s responses thereto.

General

1.    Comment:    We note your response to our prior comment 2. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response:    The Company has spoken with the Division of Investment Management and has revised the disclosure on pages 11 and 37 of the Amendment.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Ms. Jennifer Gowetski

July 26, 2017

2.    Comment:    We note your response to our prior comment 3. We continue to believe that you should revise to provide disclosure relating to prior performance of your sponsor, including any material adverse business developments, or tell us why you believe such disclosure it is not material.

Response:    The Company respectfully submits that the prior performance of The Inland Real Estate Group of Companies, Inc. (“Inland”) is not material to the Form 10 as Inland has not sponsored a real estate investment trust (“REIT”) that invested in assets similar to those which the Company will acquire. As disclosed throughout the Amendment, the Company intends to acquire and manage a diversified portfolio of commercial real estate (“CRE”) investments primarily comprised of (i) CRE debt, including first mortgage loans, subordinate mortgage and mezzanine loans, and participations in such loans and (ii) CRE securities, such as commercial mortgage-backed securities, senior unsecured debt of publicly traded REITs and collateralized debt obligation notes (collectively, the “Targeted Assets”). As disclosed on page 3 and 49 of the Amendment, as of December 31, 2016, Inland had sponsored 712 real estate investment programs (the “Prior Inland Programs”), including 507 private and public limited partnerships, 197 Section 1031 exchange programs, seven public, non-listed REITs and one private REIT. The Company confirms that none of these 712 real estate investment programs was a REIT which invested in the Targeted Assets. Accordingly, the performance of these prior programs would not be informative to prospective investors of the Company’s likelihood of successfully achieving its investment objectives, and given the very different investment strategy that the Company, as a mortgage REIT, intends to pursue as compared to the Prior Inland Programs, each of which invested in equity real estate, such information could potentially be misleading or confusing to investors.

Moreover, as disclosed on pages 4, 49 and 66 of the Amendment, Inland InPoint Advisor, LLC (the “Advisor”), a subsidiary of Inland Real Estate Investment Corporation, which is a member of Inland, has delegated the duty to identify, negotiate, acquire and originate the Company’s investments and provide portfolio management, disposition, property management and leasing services for the Company’s assets to SPCRE InPoint Advisors, LLC (the “Sub-Advisor”), an affiliated subsidiary of Sound Point Capital Management, LP (“Sound Point”). Given that the Advisor has only a supervisory role over the Sub-Advisor’s sourcing of the Company’s investments, the prior performance of Inland is particularly immaterial given that it has no prior relationship with the Sub-Advisor. The Company further confirms that none of the Sub-Advisor, Sound Point or any of their affiliates have previously sponsored a REIT which invested in the Targeted Assets.

Investment Portfolio

3.    Comment:    We note your response to comment 6 and that you owned only two securities as of May 2, 2017. We continue to believe disclosure of credit ratings would be relevant useful information. In future filings, we would expect that you would enhance your disclosure by providing credit ratings and changes to such ratings as you make further investment in building your portfolio.

Response:    The Company undertakes to include the requested disclosure regarding credit ratings in future periodic filings with the Commission, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2017.

The Sub-Advisor

4.    Comment:    We note your response to our prior comment 8 in which you have revised your disclosure to indicate that the Advisor and Sub-Advisor have agreed to jointly perform certain services on your behalf, subject to the Advisor retaining ultimate responsibility for the performance of all matters entrusted to it under the Advisory Agreement. We reissue our prior comment in part. Please update your disclosure to clarify the services that your Advisor expects to perform with its own employees.

Ms. Jennifer Gowetski

July 26, 2017

Response:    The Company has revised the disclosure under the heading “The Sub-Advisor,” in response to the Commission’s comment. Please refer to page 4 of the Amendment.

Item 7. Certain Relationships and Related Transactions, and Director Independence

5.    Comment:    We note your response to our prior comment 19 in which you have revised your disclosure to state that you do not currently compete with any other programs advised by the sub-advisor or its affiliates although you may compete with such programs for these opportunities in the future. We further note your disclosure on page 66 that many investment opportunities that are suitable for you may also be suitable for another program managed or advised by the sub-advisor or its affiliates. Please revise to clarify how you do not presently compete with such programs and disclose the number and size of programs currently advised by the sub-advisor or its affiliates with which you may compete with for investment opportunities in the future.

Response:    The Company has revised the disclosure in Item 7, “Certain Relationships and Related transactions, and Director Independence,” in response to the Commission’s comment. Please refer to page 66 of the Amendment.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mitchell Sabshon, InPoint Commercial Real Estate Income, Inc.

Jason W. Goode, Alston & Bird LLP